March 31, 2005 09:53 AM US Eastern Timezone
Next Inc. Announces First Quarter Earnings; Net Sales Increase 24%

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--March 31, 2005--Next Inc. (OTCBB:NXTI) an emerging leader in the sportswear and promotional products industry today announced its fiscal first quarter earnings for the three months ended February 28, 2005.

Net sales increased 24% to $4,718,012 for the three months ended February 28, 2005 from $3,805,421 for the three months ended February 29, 2004. Gross profit (after cost of sales) was up 15% to $1,467,306 compared to prior year of $1,274,741. The Company had a net loss of $29,371 for the first quarter compared to a net loss of $27,401 in the prior year.

Mr. Charles L. Thompson, the Company's CFO stated, "We're pleased with our top line sales growth for the quarter. Uniquely this quarter, our revenue improvement was not matched by our bottom line due to our inability to take advantage of our recently acquired direct purchasing source in China. The recent lifting of Chinese trade tariffs caused us to experience difficulties getting goods into port which necessitated that we source them domestically. The issues have now been resolved and should lead to improved profitability. This negatively affected our newest acquisition, Choice International, by approximately $195,000 in pre-tax earnings."

Mr. Bill Hensley, the Company's CEO stated, "Our strong revenue growth is the result of increased automotive licensed product sales to our existing customer base. The first half of our fiscal year has traditionally been our slowest period due to the seasonality of the industry so seeing this type of top line growth in this quarter is encouraging.

We are very encouraged by our success in developing new customers and cross-selling recent product introductions to existing customers. We will continue to add attractive licenses to our product portfolio and plan to make one or two significant accretive acquisitions each year. We expect strong revenue growth in the second quarter, as well as a positive earnings comparison."

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contacts

Next, Inc., Chattanooga
Jason Assad, 423-296-8213 Ext. 113
jassad@nxt-inc.com